Hydro One Reports First Quarter Results

The Company augments its leadership team to deliver on its strategy to support economic growth and a clean energy future.

TORONTO, May 5, 2023 - Hydro One Limited (Hydro One or the Company) today announced its financial and operating results for the first quarter ended March 31, 2023.
First Quarter Highlights
•First quarter basic earnings per share (EPS) of $0.47 was 9.6% lower compared to EPS of $0.52 for the same period in 2022.
•EPS for the quarter was lower year-over-year largely due to higher operation, maintenance and administrative (OM&A) costs inclusive of higher work program expenditures, higher financing charges, and higher depreciation, amortization and asset removal costs, partially offset by higher revenues resulting from Ontario Energy Board (OEB)-approved 2023 transmission rates.
•Hydro One announced grants from its Energizing Life Community Fund for Indigenous communities, charitable organizations, and municipalities.
•Hydro One partnered with Nipissing First Nation for the 49th annual Little Native Hockey League tournament, Ontario’s largest Indigenous hockey tournament.
•The Electricity Distributors Association (EDA) awarded Hydro One's distribution segment, the Environmental Excellence Award at the EDA's 2023 Awards Gala.
•Subsequent to the quarter, the Company received a letter from the Independent Electricity System Operator (IESO) confirming the need to build Phase 2 of the Waasigan Transmission Line project.
•Subsequent to the quarter, Hydro One, alongside contractors and utility partners, restored power to more than 396,000 customers during the April storm.
•Subsequent to the quarter, Hydro One announced two executive level promotions. Teri French has been appointed as Executive Vice President (EVP), Operations and Customer Experience and Andrew Spencer as EVP, Capital Portfolio Delivery.
•Subsequent to the quarter, Hydro One also announced expanded roles of two existing executives. Megan Telford is EVP, Strategy, Energy Transition, Human Resources and Safety and Chris Lopez is EVP, Chief Financial and Regulatory Officer.
•The Company's capital investments and in-service additions for the quarter were $499 million and $237 million, respectively, compared to $449 million and $229 million in 2022.
•Quarterly dividend declared at $0.2964 per share, payable June 30, 2023.
"The changes to the executive leadership team structure aligns to the company’s strategy of focusing on customers, delivering its investment plan and executing with excellence on capital projects connected to growing demand for electricity infrastructure to enable economic growth and a clean energy future," said David Lebeter, President and CEO of Hydro One.

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Selected Consolidated Financial and Operating Highlights

	Three months ended March 31
(millions of Canadian dollars, except as otherwise noted)	2023	2022

Revenues	2,074	2,047
Purchased power	1,010	1,014
Revenues, net of purchased power[1]	1,064	1,033
Net income attributable to common shareholders	282	310

Basic EPS	$0.47	$0.52
Diluted EPS	$0.47	$0.52

Net cash from operating activities	350	443
Capital investments	499	449
Assets placed in-service	237	229

Transmission: Average monthly Ontario 60-minute peak demand (MW)	20,228	20,677
Distribution: Electricity distributed to Hydro One customers (GWh)	8,545	8,895
1 “Revenues, net of purchased power” is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under United States (US) generally accepted accounting principles (US GAAP) used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.
Key Financial Highlights
2023 First Quarter Highlights
The Company reported net income attributable to common shareholders of $282 million during the quarter, compared to $310 million in the same period of 2022. This resulted in EPS of $0.47, compared to EPS of $0.52 in the prior year.
Revenues, net of purchased power1 of $1,064 million for the first quarter were $31 million higher than revenues, net of purchased power1 for the first quarter of 2022. The increase is mainly due to revenues resulting from OEB-approved 2023 transmission rates as well as higher revenues related to the OEB-approved recovery of historical cost deferrals recognized as regulatory assets in prior periods, partially offset by lower average monthly peak demand and lower energy consumption. The impacts of the recovery of regulatory assets are offset by a net increase in operation, maintenance, and administration (OM&A) and tax expense and are net income neutral in the period.

OM&A costs in the first quarter of 2023 were higher than the prior year as a result of higher corporate support costs, primarily attributable to lower capitalized overheads associated with the timing and volume of capital activity, as well as higher work program expenditures, including stations and line maintenance, emergency restoration and information technology initiatives.

Financing charges in the first quarter of 2023 were higher than the prior year resulting from higher weighted-average interest rates on long-term debt and short-term notes, partially offset by interest earned on short-term investments.

Higher depreciation, amortization and asset removal costs for the first quarter of 2023 were primarily due to higher environmental expenditures, higher asset removal costs associated with storm-related asset replacements, and the growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program.
Income tax expense for the first quarter of 2023 was lower than the prior year primarily due to lower earnings and higher deductible timing differences compared to the prior year.

1 Revenues, net of purchased power, is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under US GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.

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Hydro One continues to invest in the reliability and performance of Ontario’s electricity transmission and distribution systems by addressing aging power system infrastructure, facilitating connectivity to new load customers and generation sources, and improving service to customers. The Company made capital investments of $499 million during the first quarter of 2023 and placed $237 million of new assets in-service.
Selected Operating Highlights
Hydro One announced the 25 charitable organizations, Indigenous communities and municipalities that will each receive a grant of $25,000 from the Energizing Life Community Fund. This is the third year in a row that the fund will support community-led initiatives that promote physical, emotional, and psychological safety and well-being for Ontarians.
Hydro One was awarded by the EDA with the Environmental Excellence Award for the Company's outstanding efforts to help customers reduce their carbon footprint through partnerships and community planning. Hydro One partnered with the Toronto and Region Conservation Authority to create a wetland habitat adjacent to their Kleinburg Transformer Station (TS) property. This project created a wetland area with additional potential for evaluating carbon offset as a natural climate solution. Further, the project served to raise awareness and reinforced Hydro One's corporate climate change goals internally.
The Company received a letter from the IESO confirming the need to build Phase 2 of the Waasigan Transmission Line project, which is a new single-circuit 230 kilovolt transmission line between Mackenzie TS in the Town of Atikokan and Dryden TS in the City of Dryden. The letter requests the in-service to be as soon as practically possible following Phase 1 (in-service as close to the end of 2025 as possible) to support mining operations and Ontario's clean energy future. This year, the Company plans to submit a Leave to Construct (Section 92) application to the OEB for both phases of the project.
Hydro One announced two executive level promotions. Teri French has been appointed EVP, Operations and Customer Experience. She will have responsibility for customer experience along with ensuring operations excellence in reliability, transmission, distribution, customer and system operations and maintenance. She will also remain the President and CEO of Hydro One Remote Communities Inc. Andrew Spencer has been appointed EVP, Capital Portfolio Delivery. He will be responsible for leveraging the Company's strong internal capabilities and working with key stakeholders and Indigenous partners to safely and efficiently deliver the Company's growing capital plan, ensuring Hydro One can support the increasing need for clean energy and economic growth in the province.
Hydro One also announced expanded roles for two existing executives. Megan Telford is now EVP, Strategy, Energy Transition, Human Resources and Safety. She will have responsibility for corporate strategy and energy transition, along with key strategic supporting functions including planning, partnerships, Indigenous relations, sustainability, corporate affairs, human resources and health and safety. Chris Lopez, now EVP, Chief Financial and Regulatory Officer, will continue leading the finance, treasury, investor relations, pensions, shared services, growth and corporate development, risk and internal audit functions and will now also lead regulatory practices.
Common Share Dividends
Following the conclusion of the first quarter, on May 4, 2023, the Company declared a quarterly cash dividend to common shareholders of $0.2964 per share to be paid on June 30, 2023 to shareholders of record on June 7, 2023.

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Supplemental Segment Information

	Three months ended March 31
(millions of Canadian dollars)	2023	2022

Revenues
Transmission	555	519
Distribution	1,509	1,517
Other	10	11
Total revenues	2,074	2,047

Revenues, net of purchased power[1]
Transmission	555	519
Distribution	499	503
Other	10	11
Total revenues, net of purchased power[1]	1,064	1,033

Operation, maintenance and administration costs
Transmission	123	99
Distribution	185	171
Other	20	18
Total operation, maintenance and administration costs	328	288

Income before financing charges and taxes
Transmission	304	295
Distribution	192	222
Other	(12)	(9)
Total income before financing charges and taxes	484	508

Capital investments
Transmission	298	277
Distribution	196	167
Other	5	5
Total capital investments	499	449

Assets placed in-service
Transmission	115	120
Distribution	122	105
Other	—	4
Total assets placed in-service	237	229
1 Revenues, net of purchased power, is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under US GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.
This press release should be read in conjunction with the Company’s first quarter 2023 unaudited consolidated financial statements and MD&A. These financial statements and MD&A together with additional information about Hydro One, including the audited consolidated financial statements and MD&A for the year ended December 31, 2022 can be accessed at www.HydroOne.com/Investors and www.sedar.com.

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Quarterly Investment Community Teleconference
The Company’s first quarter 2023 results teleconference with the investment community will be held on May 5, 2023 at 8 a.m. ET, a webcast of which will be available at www.HydroOne.com/Investors. Members of the financial community wishing to ask questions during the call should go to this link (https://register.vevent.com/register/BI65c17bf3ffcf4a50b7d00ac1c5056135) prior to the scheduled start time to access Hydro One’s first quarter 2023 results call. Media and other interested parties are welcome to participate on a listen-only basis. A webcast of the teleconference will be available at the same link following the call. Additionally, investors should note that from time to time Hydro One management presents at brokerage sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Hydro One’s website at www.HydroOne.com/Investors and are posted generally at least two days before the conference.
Hydro One Limited (TSX: H)
Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.5 million valued customers, approximately $31.5 billion in assets as at December 31, 2022, and annual revenues in 2022 of approximately $7.8 billion.
Our team of approximately 9,300 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2022, Hydro One invested approximately $2.1 billion in its transmission and distribution networks, and supported the economy through buying approximately $1.9 billion of goods and services.
We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Leader™ by Electricity Canada.
Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedar.com or www.sec.gov.
For More Information
For more information about everything Hydro One, please visit www.hydroone.com where you can find additional information including links to securities filings, historical financial reports, and information about the Company's governance practices, corporate social responsibility, customer solutions, and further information about its business.
Non-GAAP Financial Measures
Hydro One uses a number of financial measures to assess its performance. The Company presents “revenues, net of purchased power” to reflect revenues net of the cost of purchased power, which is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under US GAAP.
Revenues, Net of Purchased Power
Revenues, net of purchased power is defined as revenues less the cost of purchased power. Revenues, net of purchased power is used internally by management to assess the impacts of revenue on net income and is considered useful because it excludes the cost of power that is fully recovered through revenues and therefore net income neutral.

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The following table provides a reconciliation of GAAP (reported) Revenues to non-GAAP (adjusted) Revenues, Net of Purchased Power on a consolidated basis.

	Three months ended March 31
(millions of dollars)	2023	2022
Revenues	2,074	2,047
Less: Purchased power	1,010	1,014
Revenues, net of purchased power	1,064	1,033
Forward-Looking Statements and Information
This press release contains “forward-looking information” within the meaning of applicable securities laws. Such information includes, but is not limited to, statements related to: expectations regarding the Company's financing activities; the Company’s plans to improve reliability, including facilitating connectivity for new load customers and generation sources; the Company's ongoing and planned projects and expected capital investments and plan, including anticipated outcomes and impacts; the Company's plan to submit a Leave to Construct (Section 92) application to the OEB; expectations regarding the Energizing Life Community Fund grants and their impacts; the anticipated need and demand for electricity infrastructure, clean energy, and economic growth in the province; expectations regarding executive roles and responsibilities; and payment of dividends. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. In particular, the forward-looking information contained in this presentation is based on a variety of factors and assumptions including, but not limited to: the scope of the COVID-19 pandemic and duration thereof as well as the effect and severity of corporate and other mitigation measures on Hydro One’s operations, supply chain or employees; no unforeseen changes in the legislative and operating framework for Ontario’s electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining required approvals; no unforeseen changes in rate orders or rate setting methodologies for Hydro One’s distribution and transmission businesses; the continued use and availability of US GAAP; no unfavourable changes in environmental regulation; a stable regulatory environment; no significant changes to Hydro One’s current credit ratings; no unforeseen impacts of new accounting pronouncements; no changes to expectations regarding electricity consumption; no unforeseen changes to economic and market conditions; recoverability of costs and expenses related to the COVID-19 pandemic, including the costs of customer defaults resulting from the pandemic; completion of operating and capital projects that have been deferred; and no significant event occurring outside the ordinary course of business. We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change, and many of these factors are beyond our control and current expectation or knowledge. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. In this release, Hydro One also presents information about EPS growth guidance. The purpose of providing EPS guidance is in order to give context to the nature of some of Hydro One’s future projections for the Company as of the date of this release. Actual results may vary and the guidance may not be appropriate for other purposes. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

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For further information, please contact:
Investors:
Omar Javed
Vice President, Investor Relations
investor.relations@hydroone.com
416-345-5943
Media:
Jay Armitage
Vice President, Communications and Marketing
media.relations@hydroone.com
416-345-6868

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